SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
Vacasa, Inc.
(Name of the Issuer)
Vacasa, Inc.
Vacasa Holdings LLC
Casago Holdings, LLC
Casago Global, LLC
Roofstock, Inc.
MHRE STR II, LLC
TRT Investors 37, LLC
SLP V Venice Feeder I, L.P.
SLP Venice Holdings. L.P.
SLP V Aggregator GP, L.L.C.
Silver Lake Technology Associates V, L.P.
SLTA V (GP), L.L.C.
Silver Lake Group, L.L.C
RW Vacasa AIV L.P.
RW Industrious Blocker L.P.
Riverwood Capital Partners II (Parallel-B) L.P.
RCP III Vacasa AIV L.P.
RCP III Blocker Feeder L.P.
Riverwood Capital Partners III (Parallel-B) L.P.
RCP III (A) Blocker Feeder L.P.
RCP III (A) Vacasa AIV L.P.
Level Equity Opportunities Fund 2015, L.P.
Level Equity Opportunities Fund 2018, L.P.
LEGP II AIV(B), L.P.
LEGP I VCS, LLC
LEGP II VCS, LLC
Level Equity – VCS Investors, LLC
(Names of Persons Filing Statement)
Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

91854V 206
(CUSIP Number of Class of Securities)

Vacasa, Inc. Vacasa Holdings LLC Robert W. Greyber Chief Executive Officer 830 NW 13th Avenue Portland, OR 97209 (503) 946-3650	Casago Holdings, LLC Vista Merger Sub II Inc. Vista Merger Sub LLC Casago Global, LLC 15475 N Greenway Hayden Loop, Suite B2 Scottsdale, AZ 85260 (877) 290-4447	Roofstock, Inc. 2001 Broadway, 4th Floor Oakland, CA 94612 (800) 466-4116	MHRE STR II, LLC 4143 Maple Avenue, Suite 300 Dallas, TX 75219 (214) 651-6220	TRT Investors 37, LLC 4001 Maple Avenue, Suite 600 Dallas, TX 75219 (214) 283-8500

SLP V Venice Feeder I, L.P.
SLP Venice Holdings. L.P.
SLP V Aggregator GP, L.L.C.
Silver Lake Technology
Associates V, L.P.
SLTA V (GP), L.L.C.
Silver Lake Group, L.L.C.
c/o Silver Lake
55 Hudson Yards
550 West 34th Street,
40th Floor
New York, NY 10001
(212) 981-5600

RW Vacasa AIV L.P.
RW Industrious Blocker L.P.
Riverwood Capital Partners II (Parallel-B) L.P.
RCP III Vacasa AIV L.P.
RCP III Blocker Feeder L.P.
Riverwood Capital
Partners III
(Parallel-B) L.P.
RCP III (A) Blocker
Feeder L.P.
RCP III (A) Vacasa AIV L.P.
c/o Riverwood Capital
70 Willow Road, Suite 100
Menlo Park, CA 94025
(650) 618-7300

Level Equity Opportunities
Fund 2015, L.P.
Level Equity Opportunities
Fund 2018, L.P.
LEGP II AIV(B), L.P.
LEGP I VCS, LLC
LEGP II VCS, LLC
Level Equity – VCS Investors, LLC
c/o Level Equity Management, LLC
140 East 45th Street,
42nd Floor
New York, NY 10017
(212) 459-7225

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons
Filing Statement)
With copies to:

Lande A. Spottswood
D. Alex Robertson
Vinson & Elkins L.L.P.
845 Texas Avenue,
Suite 4700
Houston, TX 77002
(713) 758-2222
and
Michael Anastasio
Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
(202) 906-1252
Christopher M. Barlow Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Steven Levine Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 335-7847	David Lange Winston & Strawn LLP 2121 N Pearl Street, Suite 900 Dallas, TX 75201 (214) 453-6436	David Lange Winston & Strawn LLP 2121 N Pearl Street, Suite 900 Dallas, TX 75201 (214) 453-6436
Eric Issadore Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 (415) 315-1231	Naveed Anwar Simpson Thacher & Bartlett LLP 2475 Hanover Street Palo Alto, CA 94304 (650) 251-5162	Oreste Cipolla Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 459-7225

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION
This Amendment No. 5 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Vacasa, Inc., a Delaware corporation (“Vacasa” or the “Company”) and the issuer of the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Vacasa Holdings LLC, a Delaware limited liability company (“Vacasa LLC”); (3) Casago Holdings, LLC, a Delaware limited liability company (“Parent”); (4) Casago Global, LLC, a Delaware limited liability company; (5) Roofstock, Inc., a Delaware corporation; (6) TRT Investors 37, LLC, a Texas limited liability company; (7) MHRE STR II, LLC, a Delaware limited liability company; (8) SLP V Venice Feeder I, L.P., a Delaware limited partnership; (9) SLP Venice Holdings L.P., a Delaware limited partnership; (10) SLP V Aggregator GP, L.L.C., a Delaware limited liability company; (11) Silver Lake Technology Associates V, L.P., a Delaware limited partnership; (12) SLTA V (GP), L.L.C., a Delaware limited liability company; (13) Silver Lake Group, L.L.C., a Delaware limited liability company; (14) RW Vacasa AIV L.P., a Delaware limited partnership; (15) RW Industrious Blocker L.P., a Delaware limited partnership; (16) Riverwood Capital Partners II (Parallel - B) L.P., an Ontario limited partnership; (17) RCP III Vacasa AIV L.P., a Delaware limited partnership; (18) RCP III Blocker Feeder L.P., a Delaware limited partnership; (19) Riverwood Capital Partners III (Parallel - B) L.P., a Cayman Islands exempted limited partnership; (20) RCP III (A) Blocker Feeder L.P., a Delaware limited partnership; (21) RCP III (A) Vacasa AIV L.P., a Delaware limited partnership; (22) Level Equity Opportunities Fund 2015, L.P., a Delaware limited partnership; (23) Level Equity Opportunities Fund 2018, L.P., a Delaware limited partnership; (24) LEGP II AIV(B), L.P., a Delaware limited partnership; (25) LEGP I VCS, LLC, a Delaware limited liability company; (26) LEGP II VCS, LLC, a Delaware limited liability company; and (27) Level Equity-VCS Investors, LLC, a Delaware limited liability company (each of (8), (9) and (14) through (27), a “Rollover Stockholder”, and collectively, the “Rollover Stockholders”).
The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of December 30, 2024 and amended on March 17, 2025 and March 28, 2025 (including all exhibits and documents attached thereto, and as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Vista Merger Sub II Inc., a Delaware corporation (“Company Merger Sub”), Vista Merger Sub LLC, a Delaware limited liability company (“LLC Merger Sub”), Vacasa LLC and the Company. On April 30, 2025, LLC Merger Sub merged with and into Vacasa LLC (the “LLC Merger”), with Vacasa LLC surviving such merger as a subsidiary of Parent and (ii) immediately after the LLC Merger, Company Merger Sub merged with and into Vacasa (the “Company Merger” and, together with the LLC Merger, the “Mergers”), with Vacasa surviving such merger as a wholly owned subsidiary of Parent and Vacasa LLC indirectly becoming a wholly owned subsidiary of Parent. As a result of the Mergers, each of LLC Merger Sub and Company Merger Sub ceased to exist as an independent entity and, therefore, are no longer filing persons.
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Mergers and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.
On March 28, 2025, Vacasa filed a definitive proxy statement (as supplemented on April 18, 2025, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to the Special Meeting. The Proxy Statement is attached hereto as Exhibit (a)(2)(i) and the proxy supplement dated April 18, 2025 is attached hereto as Exhibit (a)(2)(ii). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A, Annex AA and Annex AAA, which are incorporated herein by reference. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.
Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Mergers are a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company was “controlled” by any of the Filing Persons and/or their respective affiliates.
The information concerning Vacasa contained in, or incorporated by reference into, this Final Amendment, Transaction Statement and the Proxy Statement was supplied by Vacasa. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 15.	Additional Information
Regulation M-A Item 1011
(b) Golden Parachute Compensation. Not applicable.
(c) Other material information. Item 15(c) is hereby amended and supplemented by adding the following language:
On April 29, 2025, at the Special Meeting, the Company’s stockholders voted to approve and adopt the Merger Agreement and to waive any applicable provision of Section 5.1(d) of the Company’s amended and restated certificate of incorporation (the “Merger Proposal”).
The Merger Proposal was approved by the affirmative vote of (i) the holders of a majority in voting power of the outstanding shares of Class A Common Stock and Class B common stock, par value $0.00001 per share, of the Company (the “Class B Common Stock”), voting together as a single class, and entitled to vote thereon, (ii) the holders of a majority in voting power of the outstanding shares of Class A Common Stock, voting as a single class and entitled to vote thereon, and (iii) the holders of a majority in voting power of the outstanding shares of Class B Common Stock, voting as a single class and entitled to vote thereon.
On April 30, 2025, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the Mergers became effective. As a result of the Mergers, (i) LLC Merger Sub merged with and into Vacasa LLC with Vacasa LLC surviving such merger as a subsidiary of Parent and (ii) immediately after the LLC Merger, Company Merger Sub merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent and Vacasa LLC indirectly becoming a wholly owned subsidiary of Parent.
At the effective time of the Company Merger (the “Company Merger Effective Time”), (a) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger Effective Time was converted into the right to receive $5.30 in cash, without interest (the “Merger Consideration”), and (b) each share of Class B Common Stock issued and outstanding immediately prior to the Company Merger Effective Time was automatically canceled and ceased to exist, as further detailed below. At the effective time of the LLC Merger (the “LLC Merger Effective Time”), each of the Common Units and Class G Units of Company LLC (each, a “Company LLC Unit”) issued and outstanding immediately prior to the LLC Merger Effective Time and after the Company LLC Units Redemptions, other than (i) the Rollover Units, (ii) the Company LLC Units owned by Parent or its wholly owned subsidiaries and (iii) the Company LLC Units owned by the Company or any of its wholly owned subsidiaries, was automatically canceled and forfeited for no consideration.
Following the Rollover and immediately prior to and conditioned upon the LLC Merger Effective Time, the Company required each member of Company LLC (other than the Company and its wholly owned subsidiaries and Parent and its wholly owned subsidiaries) to effect a Redemption (as defined in the Fourth Amended and Restated Limited Liability Company Agreement of Company LLC, dated as of December 6, 2021, as amended (the “Company LLC Agreement”)) of all outstanding Common Units held by such member, other than the Rollover Units, together with, as applicable, a corresponding number of shares of Class B Common Stock, pursuant to which such Common Units and such shares of Class B Common Stock were exchanged for shares of Class A Common Stock in accordance with the Company LLC Agreement and the former holders of such Common Units and shares of Class B Common Stock received the Merger Consideration in accordance with the Merger Agreement (the “Company LLC Units Redemptions”).
Following the consummation of the Company LLC Units Redemptions and in accordance with the Amended and Restated Certificate of Incorporation of the Company, dated as of December 6, 2021, as amended (the “Company Charter”), immediately prior to the Closing, each share of Class G common stock, par value $0.00001 per share, of the Company (the “Class G Common Stock” and collectively with the Class A Common Stock and Class B Common Stock, the “Company Stock”) automatically converted into shares of Class A Common Stock at the Class G Strategic Transaction Ratio (as defined in the Company Charter) and the former holders of Class G Common Stock received the Merger Consideration in accordance with the Merger Agreement (the “Class G Conversions”). Immediately following the Class G Conversions and immediately prior to the Closing, Company LLC was deemed to have issued to the Company a number of Common Units equal to the number of shares of Class A Common Stock issued by the Company in connection with the Class G Conversions in accordance with Section 4.01(a) of the Company LLC Agreement (the “Issuance”).

At the Company Merger Effective Time, as a result of the Company Merger, (a) each Company RSU that was outstanding and vested, but not yet settled, as of immediately prior to the Company Merger Effective Time (each, a “Vested Company RSU”), and each Company PSU that was outstanding and vested, but not yet settled, as of immediately prior to the Company Merger Effective Time (each, a “Vested Company PSU”), was automatically canceled and converted into the right to receive an amount of cash equal to the Merger Consideration, (b) each award of Company RSUs, as of immediately prior to the Company Merger Effective Time, that was not a Vested Company RSU (an “Unvested Company RSU”) was automatically canceled and converted into the right to receive, for each share of Class A Common Stock underlying the award, an amount of cash equal to the Merger Consideration (the “RSU Cash Award”) which will, subject to the holder’s continued service, vest and become payable at the same time the corresponding portion of the award of the Unvested Company RSUs would have vested pursuant to its terms, (c) each Company PSU that, as of immediately prior to the Company Merger Effective Time, was not a Vested Company PSU (each, an “Unvested Company PSU”) and that was subject to one or more performance goals that are based on the trading price of the Class A Common Stock (each, a “Share Price Company PSU”) was automatically canceled without payment therefor, and (d) each award of Unvested Company PSUs (other than Share Price Company PSUs) that was outstanding as of immediately prior to the Company Merger Effective Time was automatically canceled and converted into the right to receive, for each share of Class A Common Stock underlying the award (with the number of shares calculated based on the attainment of target performance levels), an amount of cash equal to the Merger Consideration (each, a “PSU Cash Award”), which will, subject to the holder’s continued service, vest and become payable at the same time as the corresponding portion of the award of Unvested Company PSUs would have vested pursuant to its time-based vesting terms (including any accelerated vesting terms and conditions).
Further, at the Company Merger Effective Time, (i) each Company Option that was outstanding and unexercised as of immediately prior to the Company Merger Effective Time was automatically canceled and converted into the right to receive an amount in cash equal to the product of (a) the number of shares of Class A Common Stock subject to such Company Option as of immediately prior to the Company Merger Effective Time, multiplied by (b) the excess (if any) of the Merger Consideration over the per share exercise price of such Company Option. Each (i) Company Option that was outstanding and unexercised as of immediately prior to the Company Merger Effective Time with a per share exercise price equal to or greater than the Merger Consideration, and (ii) each Company SAR that was outstanding as of immediately prior to the Company Merger Effective Time, as of the Company Merger Effective Time, was canceled without payment therefor.
In connection with the completion of the Mergers, the Company (i) notified The Nasdaq Stock Market LLC (“Nasdaq”) of the consummation of the Mergers and (ii) requested that Nasdaq file with the SEC a Form 25 Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), to delist and deregister the Class A Common Stock under Section 12(b) of the Exchange Act. Upon effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act to deregister the Common Stock under Section 12(g) of the Exchange Act and suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act. Trading of the Common Stock on Nasdaq was halted prior to the opening of trading on the Closing Date.

Item 16.	Exhibits
Regulation M-A Item 1016
The following exhibits are filed herewith:

(a)(2)(i)	Definitive Proxy Statement of Vacasa, Inc. (included in the Schedule 14A filed on March 28, 2025 and incorporated herein by reference).
(a)(2)(ii)	Definitive Additional Materials to the Proxy Statement of Vacasa, Inc. (included in Schedule 14A filed on April 18, 2025 and incorporated herein by reference)
(a)(2)(iii)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).
(a)(2)(vi)	Press Release announcing the Proposed Transaction (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(vii)	Email to Employees (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(viii)	Frequently Asked Questions for Employees (included in Schedule 14A filed on December 30, 2024 and incorporated herein by reference).
(a)(2)(ix)	Current Report on Form 8-K, dated December 31, 2024 (included in Schedule 14A filed on December 31, 2024 and incorporated herein by reference).
(a)(2)(x)	Current Report on Form 8-K, dated February 4, 2025 (included in Schedule 14A filed on February 4, 2025 and incorporated herein by reference)
(a)(2)(xi)	Press Release announcing Amendment No. 1 to the Agreement and Plan of Merger (included in Schedule 14A filed on March 17, 2025 and incorporated herein by reference)
(a)(2)(xii)	Current Report on Form 8-K, dated March 17, 2025 (included in Schedule 14A filed on March 18, 2025 and incorporated herein by reference)
(a)(2)(xiii)	Current Report on Form 8-K, dated March 28, 2025 (included in Schedule 14A filed on March 28, 2025 and incorporated herein by reference)
(a)(2)(xiv)	Shareholder Letter (included in Schedule 14A filed on March 28, 2025 and incorporated herein by reference)
(a)(2)(xv)	Investor Presentation (included in Schedule 14A filed on April 8, 2025 and incorporated herein by reference)
(a)(2)(xvi)	Investor Presentation (included in Schedule 14A filed on April 10, 2025 and incorporated herein by reference)
(a)(2)(xvii)	Investor Presentation (included in Schedule 14A filed on April 11, 2025 and incorporated herein by reference)
(a)(2)(xviii)	Davidson Kempner Letter (included in Schedule 14A filed on April 14, 2025 and incorporated herein by reference)
(a)(2)(xix)	Current Report on Form 8-K, dated April 18, 2025 (included in Schedule 14A filed on April 18, 2025 and incorporated herein by reference)
(a)(2)(xx)	Press Release announcing ISS and Glass Lewis Recommendations (included in Schedule 14A filed on April 21, 2025 and incorporated herein by reference)
(b)(i)†	Equity Commitment Letter, dated as of December 30, 2024, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(b)(ii) †	Amendment No. 1 to the Equity Commitment Letter, dated as of March 17, 2025, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(b)(iii)†	Limited Guarantee, dated as of December 30, 2024, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC in favor of Vacasa, Inc.
(b)(iv) †	Amendment No. 1 to the Limited Guarantee, dated as of March 17, 2025, entered into by Roofstock, Inc., MHRE STR II, LLC, and TRT Investors 37, LLC.
(c)(i)	Opinion of PJT Partners LP, dated December 30, 2024 (included as Annex B to the Proxy Statement and incorporated herein by reference).
(c)(ii)	Opinion of PJT Partners LP, dated March 17, 2025 (included as Annex BB to the Proxy Statement and incorporated herein by reference)

(c)(iii)†*	Discussion materials to the Special Committee, dated October 17, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(iv)†	Discussion materials to the Special Committee, dated November 5, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(v)†	Discussion materials to the Special Committee, dated December 8, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(vi)†	Discussion materials to the Special Committee, dated December 9, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(vii)†	Discussion materials to the Special Committee, dated December 29, 2024, prepared by PJT Partners LP and reviewed by the Special Committee.
(c)(viii)†	Discussion materials to the Special Committee, dated February 4, 2025, prepared by PJT Partners LP and reviewed by the Special Committee
(c)(ix)†*	Discussion materials to the Special Committee, dated February 21, 2025, prepared by PJT Partners LP and reviewed by the Special Committee
(c)(x)†*	Discussion materials to the Special Committee, dated March 17, 2025, prepared by PJT Partners LP and reviewed by the Special Committee
(d)(i)
Agreement and Plan of Merger, dated as of December 30, 2024, by and among Casago Holdings, LLC, Vista Merger Sub II Inc., Vista Merger Sub LLC, Vacasa Holdings LLC and Vacasa, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(d)(ii)
Amendment No. 1 to Agreement and Plan of Merger, dated as of March 17, 2025, by and among Vacasa, Inc., Casago Holdings, LLC, Vista Merger Sub II Inc. and Vista Merger Sub LLC (included as Annex AA to the Proxy Statement and incorporated herein by reference).

(d)(iii)
Amendment No. 2 to Agreement and Plan of Merger, dated as of March 28, 2025, by and among Vacasa, Inc., Casago Holdings, LLC, Vista Merger Sub II Inc. and Vista Merger Sub LLC (included as Annex AAA to the Proxy Statement and incorporated herein by reference).

(d)(iv)
Support Agreement, dated as of December 30, 2024, by and among SLP V Venice Feeder I, L.P., SLP Venice Holdings, L.P., Casago Holdings, LLC and Vacasa, Inc. (included as Annex C to the Proxy Statement and incorporated herein by reference).

(d)(v)
Support Agreement, dated as of December 30, 2024, by and among RW Vacasa AIV L.P., RW Industrious Blocker L.P., RCP III Vacasa AIV L.P., Riverwood Capital Partners II (Parallel-B) L.P., Riverwood Capital Partners III (Parallel-B) L.P., RCP III (A) Vacasa AIV L.P., RCP III Blocker Feeder L.P., RCP III (A) Blocker Feeder L.P., Casago Holdings, LLC and Vacasa, Inc. (included as Annex D to the Proxy Statement and incorporated herein by reference).

(d)(vi)
Support Agreement, dated as of December 30, 2024, by and among Level Equity Opportunities Fund 2015, L.P., Level Equity Opportunities Fund 2018, L.P., LEGP II AIV(B), L.P., LEGP I VCS, LLC, LEGP II VCS, LLC, Level Equity – VCS Investors, LLC, Casago Holdings, LLC and Vacasa, Inc. (included as Annex E to the Proxy Statement and incorporated herein by reference).

(d)(vii)
Amendment No. 1 to the Tax Receivable Agreement, dated as of December 30, 2024, by and among Vacasa, Inc., Vacasa Holdings LLC, SLP Venice Holdings, L.P. and the Holders parties thereto (included as Annex F to the Proxy Statement and incorporated herein by reference).

(d)(viii)†
Interim Investors Agreement, dated as of December 30, 2024, by and among Casago Global, LLC, Casago Holdings, LLC, the Rollover Stockholders and the other parties appearing on the signature pages thereto and any person that executes a joinder thereto in such capacity in accordance with the terms thereof.

(d)(ix)†
Amendment No. 1 to the Interim Investors Agreement, dated as of March 17, 2025, by and among Casago Global, LLC, the Rollover Stockholders and the other parties appearing on the signature pages thereto.

(f)†	Section 262 of the Delaware General Corporation Law.
(g)	None.
107†	Filing Fee Table.

*	Certain portions of this exhibit marked with “[*]” have been redacted and separately filed with the Securities and Exchange Commission pursuant to a request for confidential treatment.
†	Previously filed.

SIGNATURES
After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

VACASA, INC.

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

VACASA HOLDINGS LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

CASAGO HOLDINGS, LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

CASAGO GLOBAL, LLC

By:	/s/ Steve Schwab
	Name:	Steve Schwab
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

ROOFSTOCK, INC.

By:	/s/ Gary Beasley
	Name:	Gary Beasley
	Title:	Chief Executive Officer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

MHRE STR II, LLC

By:	MHRE Partners, LP, a Delaware limited partnership

By:	MHRE Partners GP, LLC, a Delaware limited liability company its General Partner

By:	/s/ Randy P. Evans
	Name:	Randy P. Evans
	Title:	Vice President and Treasurer

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

TRT INVESTORS 37, LLC

By:	/s/ Paul A. Jorge
	Name:	Paul A. Jorge
	Title:	Vice President and Secretary

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

SLP V VENICE FEEDER I, L.P.

By:	Silver Lake Technology Associates V, L.P., its general partner
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLP VENICE HOLDINGS, L.P.

By:	SLP V Aggregator GP, L.L.C.
By:	Silver Lake Technology Associates V, L.P., its general partner
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLP V AGGREGATOR GP, L.L.C.

By:	Silver Lake Technology Associates V, L.P., its managing member
By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SILVER LAKE TECHNOLOGY ASSOCIATES V, L.P.

By:	SLTA V (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SLTA V (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

SILVER LAKE GROUP, L.L.C.

By:	/s/ Joerg Adams
Name:	Joerg Adams
Title:	Managing Director

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

RW INDUSTRIOUS BLOCKER L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RW VACASA AIV L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS II (PARALLEL-B) L.P.

By:	Riverwood Capital II L.P., its general partner
By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL II L.P.

By:	Riverwood Capital GP II Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL GP II LTD.

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III (A) BLOCKER FEEDER L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

[Signature Page to SC 13E-3]

RCP III BLOCKER FEEDER L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III VACASA AIV L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RCP III (A) VACASA AIV L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL PARTNERS III (PARALLEL-B) L.P.

By:	Riverwood Capital III L.P., its general partner
By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL III L.P.

By:	Riverwood Capital GP III Ltd., its general partner

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

RIVERWOOD CAPITAL GP III LTD.

By:	/s/ Jeffrey T. Parks
Name:	Jeffrey T. Parks
Title:	Director

[Signature Page to SC 13E-3]

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of May 1, 2025

LEVEL EQUITY OPPORTUNITIES FUND 2015, L.P.

By:	Level Equity Partners II (GP), L.P. its general partner
By:	Level Equity Associates II, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEVEL EQUITY OPPORTUNITIES FUND 2018, L.P.

By:	Level Equity Partners IV (GP), L.P. its general partner
By:	Level Equity Associates IV, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II AIV(B), L.P.

By:	Level Equity Partners II (GP), L.P. its general partner
By:	Level Equity Associates II, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP I VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

[Signature Page to SC 13E-3]

LEVEL EQUITY – VCS INVESTORS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

[Signature Page to SC 13E-3]